UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

1299187

04031378

May 20, 2004

Ms. Jamie Carroll
Manager Conversions/Broker Dealer Relations
Penson Financial Services, Inc.
1700 Pacific Avenue, Suite 1400
Dallas, TX 75201-7322

Act	Securities Exchange Act of 1934
Section	15(c)(3)
Rule	15c3-3
Public Availability	5/24/2004

Re: Application to Establish an Omnibus Account

Dear Ms. Carroll:

We have received your letter dated March 12, 2004, in which you request on behalf of Penson Financial Services, Inc. ("Applicant") that an omnibus account be designated as a good control location for purposes of Rule 15c3-3 of the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).

I understand the following facts to be pertinent to the Applicant's request. On or about April 23, 2004, the Applicant began clearing the customer accounts of Briarcliff Capital Corporation which currently clears its customer accounts through ABN AMBRO Inc. ("Delivering Firm"). Each account will become established on the books and records of the Applicant with corresponding securities positions being recorded as "short" in an omnibus account at the Delivering Firm. The positions will be transferred from the Delivering Firm to the Applicant, and the omnibus account gradually will be reduced and eliminated.

Under the circumstances set forth above and to facilitate the prompt and orderly transfer of accounts, the Division of Market Regulation will deem the omnibus account at the Delivering Firm to be a control location adequate for the protection of customer securities for purposes of Rule 15c3-3, provided that the following criteria are satisfied:

(1) the books and records of the Applicant reflect the customer securities positions and money balances previously held by the Delivering Firm;

(2) the books and records of the Applicant reflect that the customer securities not yet transferred to it are "located" in the omnibus account at the Delivering Firm;

(3) the Applicant assumes the responsibility to clear all transactions in the customer accounts being transferred; and

(4) the Delivering Firm provides the Applicant with written assurance that (i) for purposes of Rule 15c3-3 it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities, and (ii) it will promptly deliver the securities in the omnibus account to the Applicant.

The omnibus account that has been designated as a control location will retain such designation only for a period of thirty business days from the date it was entered on the Applicant's books and records. At the expiration of thirty business days, the customer securities which have not been delivered to the Applicant will no longer be deemed to be within the Applicant's possession or control. When the omnibus account ceases to be a control location, the Applicant must include the market value of all customer securities not yet delivered to it in its Reserve Formula computation (17 CFR 240.15c3-3a) as a "failed to receive" credit item, whether or not it has any money credits related to the particular securities, and must initiate action to buy-in the securities not yet delivered.

It should be noted that the above requirements for having an omnibus account designated as a control location are applicable only to securities which the Applicant desires to treat as being in its control by use of the omnibus account. For all other securities, the Applicant will have to take other appropriate action to comply with the possession or control requirement of Rule 15c3-3.

Pursuant to Delegated Authority,

Thomas K. McGowan
Assistant Director

cc: Susan DeMando, NASD

TKM/sds

Penson Financial Services, Inc.
Member NASD and SIPC
1700 Pacific Avenue
Suite 1400
Dallas, Texas 75201-7322
214.765.1100
Fax: 214.765.1140

March 12, 2004

Mr. David Powers
Securities and Exchange Commission
450 5th Street N.W.
Washington D.C. 20549

Dear Mr. Macchiaroli:

ABN AMRO Inc.

Penson Financial Services, Inc. ("Penson") is a broker dealer registered with the NASD and SEC. Penson is self-clearing, and engaged in the business of clearing transactions for other broker dealers. Penson has signed a fully disclosed clearing agreement with Briarcliff Capital Corporation ("Correspondent"), and will be converting Correspondent from Advantage Correspondent Clearing ("ACLR") to Penson via tape transfer over the weekend of April 23, 2004. Penson intends to post all money and stock balances to the Correspondent client accounts versus an omnibus account, and Advantage Correspondent Clearing (ACLR) intends to deliver off all of the Correspondent balances versus an omnibus account.

In order to process this conversion and allow for the orderly receipt and delivery of Correspondent client balances and positions, we are requesting an exemption from the SEC customer protection rules such that we may treat the above referenced omnibus account as a control location for thirty business days from the date it is entered on Penson's books and records.

In accordance with the requirements of SEC Rule 15c3-3, the books and records of Penson will reflect customer securities positions and money balances previously held by ACLR and will likewise reflect that customer securities not yet transferred to it are located in the omnibus account at ACLR. In this regard, Penson assumes the responsibility to clear all transactions in the customer accounts being transferred. ACLR has provided Penson with written assurance that (i) for purposes of Rule 15c3-3, it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities; and (ii) it will promptly deliver the securities to Penson.

At the end of the thirty-day period, we will cross any remaining positions to "fail," and will initiate action to buy-in those securities not yet delivered.

Please call me at (214) 765-1119 if you have any questions or need further information. Thank you for your consideration of this request.

Sincerely,

Jamie Carroll

Jamie Carroll
Manager Conversions/Broker Dealer Relations
Penson Financial Services, Inc.

ABN AMRO [illegible] (USA) Inc, 4/6/04